SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

      SKYEPHARMA AND SCIELE PHARMA ANNOUNCES SUCCESSFUL COMPLETION OF
             NEW SULAR® FORMULATION CLINICAL TRIAL PROGRAMME

                    STUDY SHOWED BIOEQUIVALENCE

LONDON, UK and ATLANTA, US, May 14, 2007 - SkyePharma PLC (LSE:SKP; NASDAQ:SKYE)
and Sciele Pharma. Inc. (NASDAQ:SCRX) today announce the successful completion of the clinical trial programme for the new formulation of Sular®, a calcium channel blocking agent for the treatment of high blood pressure. The study results showed that the new Sular formulation is bioequivalent to Sciele's currently marketed Sular.  The new Sular formulation utilizes SkyePharma's patented Geomatrix™ technology, which is designed to provide a lower dose of
Sular for each of its current doses.

The data from this study will be combined with the results from the previous clinical trial in Sciele's new Sular formulation supplemental New Drug
Application (sNDA) filing.  Sciele expects to file an sNDA with the U.S. Food and Drug Administration by end of the second quarter of 2007.

For further information please contact:

SkyePharma PLC                                           +44 20 7491 1777
Frank Condella,                       CEO
Ken Cunningham                        COO
Peter Grant                           Finance Director

Financial Dynamics                                       +44 20 7831 3113
(UK Enquiries)
David Yates / Deborah Scott

Trout Group                                              +1 617 583 1308
(US Enquiries)
Christine Labaree / Seth Lewis

NOTES TO EDITORS

About Sular

Nisoldipine, the active ingredient in Sular®, is an antihypertensive agent used to reduce blood pressure. It is estimated that 65 million Americans (nearly one quarter of the population) currently have elevated blood pressure, a recognised risk factor for stroke and heart attacks, and this number is increasing from demographic factors as the post-war 'Baby Boom' reaches middle age. 60% of those affected are diagnosed and receive treatment but only half of those treated attain treatment goals so there is a recognised opportunity for better treatments. Nisoldipine is a calcium channel blocker that prevents calcium from entering certain types of muscle cells. Because muscle cells need calcium to contract, calcium channel blockers prevent the cells from contracting and cause them to relax. Nisoldipine selectively relaxes the muscles of small arteries causing them to dilate but has little or no effect on muscles or the veins of the heart.

Sular is a registered trademark of Sciele Pharma, Inc.

About SkyePharma PLC

Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Company has ten approved products in the areas of oral, inhalation and topical delivery that are marketed throughout the world by leading pharmaceutical companies. For more information, visit www.skyepharma.com

About Sciele Pharma, Inc.

Sciele Pharma, Inc. is a pharmaceutical company specializing in sales, marketing and development of branded prescription products focused on Cardiovascular/
Diabetes and Women's Health. The Company's Cardiovascular/Diabetes products treat patients with high cholesterol, hypertension, high triglycerides, unstable angina and Type 2 diabetes, and its Women's Health products are designed to improve the health and well-being of women and mothers and their babies. Founded in 1992 and headquartered in Atlanta, Georgia, Sciele Pharma employs more than
800 people. The Company's success is based on placing the needs of patients first, improving health and quality of life, and implementing its business platform - an Entrepreneurial Spirit, Innovation, Speed of Execution,
Simplicity, and Teamwork.

Certain  statements in this news release are  forward-looking  statements and are  made in  reliance  on the  safe  harbour  provisions  of the  U.S.  Private
Securities  Litigation  Act of  1995.  Although  SkyePharma  believes  that  the expectations  reflected in these forward-looking  statements are reasonable,  it can give no assurance  that these  expectations  will  materialize.  Because the expectations  are subject to risks and  uncertainties,  actual  results may vary significantly from those expressed or implied by the forward-looking  statements based upon a number of factors,  which are  described in  SkyePharma's  20-F and other  documents  on file with the SEC.  Factors  that could  cause  differences between  actual  results  and those  implied by the  forward-looking  statements contained in this news release include, without limitation, risks related to the development  of  new  products,  risks  related  to  obtaining  and  maintaining regulatory  approval for existing,  new or expanded  indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners'
ability to market  products on a large scale to maintain or expand  market share in the face of changes in customer  requirements,  competition and technological change,  risks related to regulatory  compliance,  the risk of product liability claims,  risks related to the ownership and use of  intellectual  property,  and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation  to revise or update any such  forward-looking  statement  to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   May 14, 2007